Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

February 23, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Laura Nicholson, Special Counsel

Re:	Diana Containerships Inc. Registration Statement on Form F-3 Filed January 26, 2017 File Number 333-215748

Dear Ms. Nicholson:

We refer to the registration statement on Form F-3, filed by Diana Containerships Inc. (the "Company") with the U.S. Securities and Exchange Commission (the "Commission") on January 26, 2017 (the "Registration Statement").  By letter dated February 21, 2017 (the "Comment Letter"), the staff of the Commission (the "Staff") provided the Company with its comment to the Registration Statement.

The Company has today filed via EDGAR Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"), which responds to the Staff's comment contained in the Comment Letter.  The Amended Registration Statement also includes updates related to the passage of time.

This letter responds to the Comment Letter.  The following numbered paragraph of this letter corresponds to the numbered paragraph in the Comment Letter.

Where You Can Find Additional Information, page 27
Government Filings, page 27
1.
Please amend to specifically incorporate by reference the 20-F filed on February 16, 2017.  Refer to Item 6 of Form F-3.  For additional guidance, please also refer to Compliance and Disclosure Interpretations: Securities Act Forms, Question and Answer 123.05, available on our website, www.sec.gov.  Please also file an updated auditor's consent.

In response to the Staff's comment, the Company has amended the Registration Statement to specifically incorporate by reference the Company's Form 20-F filed with the Commission on February 16, 2017.  In addition, the Company has filed an updated auditor's consent as Exhibit 23.2 to the Amended Registration Statement.
* * * * *

If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1265.

Sincerely,

/s/ Edward S. Horton
Edward S. Horton, Esq.

cc:	Susan Block
Division of Corporation Finance
U.S. Securities and Exchange Commission

Symeon Palios
Chief Executive Officer
Diana Containerships Inc.
Pendelis 18
175 64 Palaio Faliro
Athens, Greece